FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:                                              July, 2006

Commission File Number :                              001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated July 21st, 2006, relating to: Lafarge announces a BEE deal in South Africa

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 21 2006

LAFARGE AFFIRMS ITS COMMITMENT TO THE GROWING SOUTH AFRICAN MARKET

WITH A BLACK ECONOMIC EMPOWERMENT DEAL FOR RAND 1.1 BILLION (€120 MILLION)

Lafarge announces a R1.1 billion (€120 million) Broad-Based1 Black Economic Empowerment (BEE) deal, in line with the South African Government’s policy to transform the country, redress past racial inequalities and broaden the country’s economic base. Lafarge is one of the first international companies to undertake such a deal.

The value of the deal compares well with local industry benchmarks and is based on Lafarge’s strong development and performance in this market since its arrival in 1998 and its high growth potential.

Under the agreement, Lafarge will sell 26% of its mining (Aggregates, Limestone and Gypsum quarries) and 10% of its manufacturing (Cement, Ready-Mix Concrete and Gypsum) activities in South Africa. An empowerment consortium will hold 75% of the stake and Lafarge’s Historically Disadvantaged South African (HDSA) employees 25% in an Employee Share Ownership Trust. The consortium will be led by two joint lead partners2 (Peotona Group Holdings and Motjoli Resources) with 40% of the shares. An Education Trust and communities close to Lafarge’s quarries will hold respectively 53% and 7% of its shares.

A unique and innovative feature of the transaction is the significant stake which will be sold to an Education Trust. The objective of the Trust is to provide high quality education to people with visual disabilities and HDSA from minority groups with a particular emphasis on women.

By participating in the South African Government’s Black Economic Empowerment policy, Lafarge affirms its commitment to South Africa and its communities. The initiative is also consistent with Lafarge’s long-standing sustainability strategy whereby the Group believes that long-term value is best created when considering the interests of the community and the environment in which it operates.

This strategy reflects the Group’s core values and combines industrial know-how, performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy with our shareholders’ best interests.

Page 2 of 4 Total Pages

Note to Editors:

1 A “broad-based enterprise” has an empowerment shareholder who represents a broad base of members such as a local community or where the benefits support a target group, for example, black women, people living with disabilities, the youth and workers. Shares are held via direct equity, non-profit organizations and trusts.

2 Peotona Group Holdings is an investment company wholly owned by women. Motjoli Resources is an entirely black-owned mining company with 40% of female shareholders.

With 2,000 employees in South Africa, Lafarge is present in its four businesses. Lafarge first entered the South African market in 1998 with the acquisition of cement, aggregates and concrete businesses. It now holds two cement plants with a current total capacity of 2.6MT and a further 1MT under construction; 50 concrete plants representing a capacity of 2 Mm3; 20 aggregates quarries representing a total capacity of 6MT; one gypsum plant and one plasterboard plant under construction with a 20Mm² capacity; and 6 roofing tile plants.

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Contacts:

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Louisa Pearce-Smith: louisa.pearce-smith@lafarge.com	33-1 44-34-18-18	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Lucy Wadge: lucy.wadge@lafarge.com	33-1 44-34-19-47	Stéphanie Billet: stephanie.billet@lafarge.com	33-1 44-34-94-59

Statements made in this press release that are not historical facts, including statements regarding the completion of the BEE deal, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 21st, 2006	Lafarge (Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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